March 16, 2005

VIA FAX AND FEDERAL EXPRESS

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:
AMX Corporation
Schedule 14D-9
Filed February 24, 2005
File No. 5-46481

Dear Mr. Panos:

        On behalf of AMX Corporation, a Texas corporation ("AMX"), I hereby submit the following statement in connection with AMX's responses to the comments made by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in its letter of March 7, 2005 (the "Comment Letter") addressed to AMX's counsel, Michael A. Saslaw, Esq. of Weil, Gotshal & Manges LLP, in connection with AMX's Solicitation/Recommendation Statement on Schedule 14D-9, filed on February 24, 2005 (as amended by that certain Amendment No. 1 to Schedule 14D-9 filed on March 9, 2005, the "Schedule 14D-9"), relating to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005, by Amherst Acquisition Co., a Texas corporation and wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation, which is an affiliate of Duchossois Industries, Inc., an Illinois corporation, for all of the outstanding shares of AMX's common stock, par value $0.01 per share, at a price per share of $22.50.

        AMX acknowledges that:

  •
  AMX is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

  •
  Staff comments or changes to disclosure in response to Staff comments in the Schedule 14D-9 reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

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  AMX may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
Sincerely yours,
Robert J. Carroll Chairman, President and Chief Executive Officer